[Chapman and Cutler LLP Letterhead]

August 6, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust II File Nos. 333-201473; 811-22926

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust II (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on May 18, 2020 (the “Registration Statement”). The Registration Statement relates to the Innovator Laddered S&P 500 Power Buffer ETF (formerly Innovator Lunt Low Vol/High Beta Tactical ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Name

The Staff reiterates Comment 1 from the previous correspondence, dated August 3, 2020. The Staff believes the name of the Fund, “Innovator Laddered S&P 500 Power Buffer ETF” may be misleading under Section 35(d) of the 1940 Act because the Fund does not itself provide a buffer. Accordingly, the Staff requests the Fund consider indicating in its name that the Fund operates as a “fund-of-funds.”

Response to Comment 1

Pursuant to the Staff’s comment, the Fund has changed its name to “Innovator Laddered S&P 500 Power Buffer FOF ETF.”

Comment 2 – Principal Investment Strategies

In the third paragraph of the “Principal Investment Strategies” section, when referring to the laddered investment strategy, please consider removing the reference to “different maturities,” as the Underlying ETFs do not have maturity dates.

Response to Comment 2

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth in Exhibit A.

Comment 3 – Principal Investment Strategies

Please consider adding a reference in the “Principal Investment Strategies” section or “Principal Risks” section that the Fund may invest in an Underlying ETF at times when the Underlying ETF is experiencing little or no benefit to its Cap or buffer.

Response to Comment 3

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth in Exhibit A.

Comment 4 – Principal Investment Strategies

Please clarify in the “Principal Investment Strategies” section that the Fund will buy Underlying ETFs on days other than the first day of its respective Outcome Period.

Response to Comment 4

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth in Exhibit A.

Comment 5 – Principal Risks

In the “Principal Risks” section under “Fund-of-Funds Risk,” please consider clarifying that, because the Fund will typically not purchase an Underlying ETF on the first day of an Outcome Period, it is not likely that the stated Outcome of the Underlying ETF will be realized by the Fund.

Response to Comment 5

In accordance with the Staff’s comment, “Fund-of-Funds Risk” has been revised as set forth below:

“Fund-of-Funds Risk. Shareholders of the Fund will experience investment returns that are different than the investment returns provided by an Underlying ETF. The Fund does not itself pursue a defined outcome strategy, nor does the Fund itself provide a defined buffer against S&P 500 Price Index losses. Because the Fund will typically not purchase an Underlying ETF on the first day of an Outcome Period, it is not likely that the stated outcome of the Underlying ETF will be realized by the Fund. The Fund will be continuously exposed to the investment profiles of each of the Underlying ETFs during their respective Outcome Periods. A purchaser of Shares will, therefore, have exposure to Underlying ETFs with differing profiles in terms of its upside performance availability to its Cap and potential for downside protection to its buffer. The Fund may invest in an Underlying ETF at times when the Underlying ETF is experiencing little or no benefit to its Cap or buffer. The Fund, with its aggregate exposure to each of the Underlying ETFs and it respective defined outcome profiles, may have investment returns that are inferior to that of any single Underlying ETF or group of Underlying ETFs over any given time period.

In between the semi-annual rebalance period of the Index, because the Fund is not equally weighted on a continuous basis, the Fund may be exposed to one or more Underlying ETFs disproportionately when compared to other Underlying ETFs. In such circumstances, the Fund will be subject to the over-weighted performance of the Underlying ETF.

As a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses, subjecting Fund shareholders to duplicative expenses.”

Comment 6 – General

Please clarify the Fund’s sell strategy in accordance with its index.

Response to Comment 6

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth in Exhibit A.

Comment 7 – Principal Investment Strategies

In the fourth paragraph of the “Principal Investment Strategies,” with respect to the description of the rolling of the Caps and buffer, the prospectus states that “This process repeats monthly, allowing Fund shareholders to participate in a rolling set of Caps and buffer.” Please clarify whether this description relates to the Fund shareholders or the index.

Response to Comment 7

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth in Exhibit A.

Comment 8 – Principal Investment Strategies

In the sixth paragraph of the “Principal Investment Strategies,” please clarify that the Fund may not benefit from the Cap or buffer of an Underlying ETF.

Response to Comment 8

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth in Exhibit A.

Comment 9 – Principal Risks

Under “Principal Risks – Fund-of-Funds Risk,” for clarity please consider deleting the reference to “underperform” in the second paragraph.

Response to Comment 9

In accordance with the Staff’s comment, “Fund-of-Funds Risk” has been revised as set forth in our Response to Comment 5.

Comment 10 – Principal Risks

Under “Principal Risks – Underlying ETF Risk – “Buffered Loss Risk” and “Capped Upside Risk,” in the second to last sentence, please consider replacing “in the event” with “since,” as the Fund will buy the Underlying ETFs during the middle of an Outcome Period.

Response to Comment 10

In accordance with the Staff’s comment, “Buffered Loss Risk” and “Capped Upside Return Risk” have been revised as set forth below:

“Buffered Loss Risk. There can be no guarantee that an Underlying ETF will be successful in its strategy to provide buffer protection against S&P 500 Price Index losses if the S&P 500 Price Index decreases over the Outcome Period by 15% or less. A shareholder may lose their entire investment. An Underlying ETF’s strategy seeks to deliver returns that match the S&P 500 Price Index (up to the Cap), while limiting downside losses, if shares are bought on the day on which the Underlying ETF enters into the FLEX Options and held until those FLEX Options expire at the end of each Outcome Period. Since the Fund purchases shares of an Underlying ETF after the date on which the FLEX Options were entered into or sells shares of the Underlying ETF prior to the expiration of the FLEX Options, the buffer that the Underlying ETF seeks to provide may not be available. The Underlying ETFs do not provide principal protection and the Fund, and therefore Fund shareholders, may experience significant losses on their investment, including the loss of their entire investment.

Capped Upside Return Risk. Each Underlying ETF’s strategy seeks to provide returns that are subject to the Cap. In the event that the S&P 500 Price Index has gains in excess of the Cap for the Outcome Period, an Underlying ETF will not participate in those gains beyond the Cap. An Underlying ETF’s strategy seeks to deliver returns that match those of the S&P 500 Price Index if shares of the Underlying ETF are bought on the day on which the Underlying ETF enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. Since the Fund purchases shares of an Underlying ETF after the date on which the FLEX Options were entered into and the Underlying ETF has risen in value to a level near to the Cap, there may be little or no ability for the Fund, and therefore Fund shareholders, to experience an investment gain on their shares.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Principal Investment Strategies

The Fund will invest at least 80% of its net assets (including investment borrowing) in the exchange-traded funds (“ETFs”) that comprise the Index. The Fund, using an indexing investment approach, seeks investment results that generally correspond, before fees and expenses, to the performance of the Index. The Index provider, Refinitiv/Thomson Reuter (“Thomson Reuter” or the “Index Provider”), compiles, maintains and calculates the Index.

The Index is composed of the shares of twelve Innovator S&P 500 Power Buffer ETFs (each, an “Underlying ETF,” and together, the “Underlying ETFs”). The Fund, in accordance with the Index, will be continuously invested in each of the Underlying ETFs and will rebalance semi-annually by purchasing and selling the Underlying ETFs to equally weight the Underlying ETFs. As further described below, each Underlying ETF seeks to provide a defined outcome based upon the performance of the S&P 500 Price Return Index (“S&P 500 Price Index”) over the course of an approximately one-year time period (each, an “Outcome Period”) that begins on the first trading day of the month indicated in the Underlying ETF’s name. Each Underlying ETF seeks to provide an upside return that is capped for an applicable Outcome Period (a “Cap”) and a measure of downside protection from losses for such Outcome Period (i.e. a “buffer”).

The Index seeks to provide “laddered” investing in the Underlying ETFs. Laddered investing refers to investments in several similar securities that have different reset dates, with the goal of mitigating timing risks associated with investing in a single investment. The laddered approach of the Index is designed to help a Fund shareholder offset the timing risks inherent in the purchase of shares of a single Underlying ETF. Each Underlying ETF that comprise the Index seeks to provide outcomes with a specified Cap and buffer based upon the S&P 500 Price Index’s returns, but only for the duration of an entire Outcome Period. These outcomes may only be realized by holding shares of the Underlying ETF on the first day of its Outcome Period and continuing to hold them on the last day of its Outcome Period. Purchasing or selling shares of an Underlying ETF after an Outcome Period has begun may result in investment returns very different from those that the Underlying ETF seeks to provide for an entire Outcome Period. At any given point during an Outcome Period, an Underlying ETF may have more or less upside available to its respective Cap or more or less ability to benefit from its buffer when compared to the beginning of its Outcome Period. As a result of the performance of an Underlying ETF during its Outcome Period, once an Outcome Period has begun an investor that purchases shares of a single Underlying ETF may have little or no upside available to them for the remainder of the Outcome Period (because the Underlying ETF’s share price has increased to a level near its Cap) or little or no ability to benefit from a buffer (because the Underlying ETF’s share price has decreased in value by more than the downside protection). The Fund, in accordance with the Index, will typically buy an Underlying ETF on days other than the first day of its respective Outcome Period and sell an Underlying ETF on days other than the last day of its respective Outcome Period. However, by owning each of the Underlying ETFs at all times, the Fund will have a diversified exposure to the respective Caps and buffer that are available for each of the Underlying ETFs. An investment in the Fund allows a shareholder to participate in the outcomes of each Underlying ETF without undertaking any additional purchases or sales.

As indicated in the chart below, each month, one Underlying ETF concludes its one-year Outcome Period, and subsequently “rolls” into another one-year Outcome Period, refreshing its buffer level and resetting its Cap for another twelve months. This process repeats monthly, with the Index participating in a rolling set of Caps and buffer.

With the laddered investment approach, the Fund will continue to have the potential to increase in a market environment where the value of the S&P 500 Price Index is steadily increasing, as it is likely that at least one of the Underlying ETFs will have performance capacity because it will have reset its Cap within the past month. In addition, the Fund will have the potential to derive benefit from a buffer in a market environment where the S&P 500 Price Index is steadily decreasing, as is it is likely that at least one of the Underlying ETFs will have a buffer against losses because it will have reset its buffer within the past month.

However, the Fund may not benefit from the Cap or buffer of an Underlying ETF. It is possible that all of the Underlying ETFs will have exceeded its respective Cap or that none of the Underlying ETFs will have a buffer against losses relative to their respective Outcome Periods. Such circumstance may continue until the beginning of the next month, at which point an Underlying ETF resets its buffer protection level and applicable Cap. In addition, for any given time period, the performance available for any single or group of Underlying ETF may exceed the exposures to Caps that the Fund has in owning all of the Underlying Funds. Similarly, for any given time period, the potential for a buffer against losses may be greater when owning a single or group of Underlying ETF that has more ability to benefit from a buffer than the buffer available by owning all of the Underlying ETFs. See “Risks – “Fund-of-Funds Risk”.

The Underlying ETFs each utilize a defined outcome investing strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The Fund is a “fund-of-funds” and does not itself pursue a defined outcome strategy. The shares of the twelve ETFs comprising the Index are set forth below:

1.	Innovator S&P 500 Power Buffer ETF™ — January (PJAN)
2.	Innovator S&P 500 Power Buffer ETF™ — February (PFEB)
3.	Innovator S&P 500 Power Buffer ETF™ — March (PMAR)
4.	Innovator S&P 500 Power Buffer ETF™ — April (PAPR)
5.	Innovator S&P 500 Power Buffer ETF™ — May (PMAY)
6.	Innovator S&P 500 Power Buffer ETF™ — June (PJUN)
7.	Innovator S&P 500 Power Buffer ETF™ — July (PJUL)
8.	Innovator S&P 500 Power Buffer ETF™ — August (PAUG)
9.	Innovator S&P 500 Power Buffer ETF™ — September (PSEP)
10.	Innovator S&P 500 Power Buffer ETF™ — October (POCT)
11.	Innovator S&P 500 Power Buffer ETF™ — November (PNOV)
12.	Innovator S&P 500 Power Buffer ETF™ — December (PDEC)

Each Underlying ETF invests significantly all of its assets in FLexible EXchange® Options (“FLEX Options”) that reference the S&P 500 Price Index. Each Underlying ETF seeks to provide an outcome that is based upon the performance of the S&P 500 Price Index over the course of an approximately one-year time period that begins on the first trading day of the month indicated in the Underlying ETF’s name when the fund enters into its FLEX Option positions and ends on the market’s closure on the last trading day of the month immediately preceding the month indicated its name when those FLEX Options expire. For each Underlying ETF, the applicable Outcome Period has an upside return Cap that represents the maximum percentage return a Fund shareholder can achieve from an investment in the Underlying ETF for the Outcome Period and a buffer of 15% of losses.

The Index was created on [ ], 2020. On its inception date, the Index was equally allocated to shares of the twelve, monthly Underlying ETFs. The Index is reconstituted and rebalanced on a semi-annual basis. The Index will be scheduled to rebalance and reconstitute its portfolio securities on the third Wednesday of April and October each year. On each semi-annual rebalance date the Index will re-allocate its portfolio to invest in the Underlying ETFs equally, such that each Underlying ETF will constitute 1/12 of the Index portfolio. The Fund will purchase and sell Underlying ETFs in accordance with these scheduled rebalances. The Index’s semi-annual rebalance and reconstitution schedule may cause the Fund to experience a higher rate of portfolio turnover. Frequent turnover of the Fund’s portfolio securities may negatively affect the Fund’s performance because the Fund may pay higher levels of transaction costs and generate greater tax liabilities for shareholders. The amount of an individual Underlying ETF in the Fund will vary after its semi-annual rebalance date and therefore the percentage of Underlying ETFs held by the Fund may be dependent on its proximity to the Index’s rebalance date.

The section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies” contains additional information relating to the Underlying ETFs and graphics designed to illustrate the outcomes sought by the Underlying ETFs based upon the hypothetical performance of the S&P 500 Price Index.

Innovator Capital Management, LLC, the investment adviser to the Fund and the Underlying ETFs (“Innovator” or the “Adviser”), maintains a webpage for the Fund and each Underlying ETF that provides current information relating to the Underlying ETF’s sought-after outcomes, including the performance of the S&P 500 Price Index since the beginning of the Outcome Period, the Underlying ETF’s net asset value (“NAV”), the amount of investment gains possible until the Underlying ETF reaches the Cap, and the amount of buffer remaining. The address for each Underlying ETF’s webpage is set forth in the section entitled “Additional Information About the Fund’s Principal Investment Strategies.” These webpages will not only allow a prospective Fund shareholder to find current information about each Underlying ETF’s progress through its Outcome Period, but it also provides links to each Underlying ETF’s prospectus and statement of additional information, which describe the principal investment strategies and principal risks of each Underlying ETF in much greater detail. Prospective Fund shareholders are encouraged to visit one or more of these webpages and read the prospectus and statement of additional information of the Underlying ETFs before investing in an either an Underlying ETF or the Fund.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund concentrates its investments to approximately the same extent.